UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                             CareMatrix Corporation
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                                (Name of Issuer)

                     Common Stock, par value $.05 per share
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                         (Title of Class of Securities)

                                   141706 10 1
          -------------------------------------------------------------
                                 (CUSIP Number)


                            Michael J. Bohnen, Esq.,
                          Nutter, McClennen & Fish, LLP
                             One International Place
                              Boston, MA 02110-2699
                                 (617) 439-2000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 October 4, 1996
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No.   141706 10 1                            Page     2     of     6
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1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Abraham D. Gosman

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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [x]
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3          SEC USE ONLY
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4          SOURCE OF FUNDS*

           Other (OO)
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]
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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
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        NUMBER OF              7      SOLE VOTING POWER

         SHARES                       4,566,910
                         -------------------------------------------------------
      BENEFICIALLY             8      SHARED VOTING POWER

      OWNED BY EACH                   0
                         -------------------------------------------------------
        REPORTING              9      SOLE DISPOSITIVE POWER

       PERSON WITH                    7,620,154
                         -------------------------------------------------------
                               10     SHARED DISPOSITIVE POWER

                                      0
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,620,154
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                          [ ]

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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           44.9%
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14         TYPE OF REPORTING PERSON*

           Individual (IN)
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.           Security and Issuer.

         Issuer:      CareMatrix Corporation, 197 First Avenue,
                      Needham, Massachusetts, 02194 (the "Company")

         Security:    Common Stock, par value $.05 per share ("Common Stock")


Item 2.           Identity and Background.

         (a)      Name:

                  Abraham D. Gosman

         (b)      Business Address:

                  777 South Flagler Drive
                  West Palm Beach, FL  33401

         (c)      Present Principal Employment and Employer:

                  Chairman, President and Chief Executive Officer of
                    PhyMatrix Corp.
                  777 South Flagler Drive
                  West Palm Beach, FL  33401

                  Chairman and Chief Executive Officer of Meditrust 197 First Avenue
                  Needham, MA  02194

                  Chairman of CareMatrix Corporation
                  197 First Avenue
                  Needham, MA  02194

         (d)      Criminal Proceedings in Last Five Years:

                  None

         (e)      Civil Securities Proceedings in Last Five Years:

                  None

         (f)      Citizenship:

                  The reporting person is a citizen of the United States of America.

Item 3.           Source and Amount of Funds or Other Consideration.

         On October 4, 1996, twelve wholly owned subsidiaries of The Standish Care Company were merged (the "Merger") into twelve corporations controlled by Abraham D. Gosman, members of his family and certain members of senior management (collectively, "Pre-Merger CareMatrix"), with the stockholders of Pre-Merger CareMatrix receiving approximately 92% of the then outstanding shares of Common Stock of The Standish Care Company. Upon consummation of the Merger, Mr. Gosman was deemed to be the beneficial owner of 79.2% of the outstanding shares of common stock of The Standish Care Company. See the Company's Registration Statement on Form S-4 (Reg. No. 333-5364) and amendments thereto for further description of the Merger. Following the Merger, effective October 14, 1996, The Standish Care Company changed its name to CareMatrix Corporation.

         On October 24, 1996, the Company completed an offering of 6,250,000 shares of its Common Stock to the public (the "Public Offering") pursuant to a Registration Statement on Form S-1 (Reg. No. 333-11455) filed with the Securities and Exchange Commission. In connection with the Public Offering, certain selling stockholders granted to the underwriters an option to purchase 937,500 shares of Common Stock to cover over-allotments. The underwriters exercised their over-allotment option in full, and Mr. Gosman sold 703,432 shares of Common Stock which he owned directly and 125,596 shares of Common Stock of which he was deemed the beneficial owner, as Trustee of The Gosman CareMatrix Trust dated July 3, 1996 (the "Trust"), pursuant to such option. In addition, $1,400,000 of the proceeds of the Public Offering were used to redeem 100 shares of the Company's Series B Preferred Stock held by Mr. Gosman, which were convertible into 67,307 shares of Common Stock at an initial conversion price of $20.80 per share. On November 29, 1996, Mr. Gosman purchased 8,000 shares of Common Stock. As a result of these transactions, Mr. Gosman is deemed to own beneficially 44.9% of the Common Stock of the Company.


Item 4.           Purpose of Transaction.

         As a result of the Merger, Mr. Gosman became the principal stockholder and Chairman of the Company. In addition, in connection with the Merger, Mr. Gosman and Mr. Gosman's sons, Andrew D. Gosman and Michael M. Gosman, were appointed to the Board of Directors of the Company. After the Public Offering, Mr. Gosman continues as the principal stockholder and Chairman of the Company. As such, Mr. Gosman may be deemed to control the Company, subject to the control of other persons including the other executive officers and members of the Board of Directors of the Company. In connection with his day-to-day management of the Company, Mr. Gosman may from time-to-time consider proposals relating to: (i) the issuance by the Company of shares of the Company, whether in connection with financings or acquisitions by the Company or for compensation purposes; (ii) the merger, reorganization or other transaction involving the Company or any of its subsidiaries; (iii) the sale or transfer of assets of the Company or any of its subsidiaries; (iv) changes in the Company's Board of Directors; (v) changes in the capitalization of the Company; (vi) changes in the Company's

Restated Certificate of Incorporation or By-Laws, certain of which might have the effect of impeding a change in control of the Company; or (vii) other changes in the Company's business.


Item 5.           Interest in Securities of the Issuer.

         (a) Mr. Gosman is deemed to have beneficial ownership of 7,620,154 shares of Common Stock (44.9% of all currently outstanding shares of Common Stock), 7,612,154 of which shares of Common Stock are held by Mr. Gosman as Trustee (see below).

         (b) Mr. Gosman is deemed to be the beneficial owner of 7,612,154 shares of Common Stock which he holds as Trustee of The Gosman CareMatrix Trust dated July 3, 1996, for the benefit of his adult sons, Andrew D. Gosman and Michael M. Gosman. Pursuant to the terms of the Trust, the Trustee has the sole power to dispose or to direct the disposition of all such shares, and voting power with respect to 4,558,910 of such shares, until the termination of the Trust.

         (c)      See Item 3 above.

         (d) Andrew D. Gosman and Michael M. Gosman, the beneficiaries of the Trust, are the only persons who have the right to receive dividends on, and the proceeds from the sale of, the shares held under the Trust.

         (e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         See Item 5(b) and (d) for description of the Trust, which is included as an Exhibit hereto.

Item 7.           Material to be Filed as Exhibits.

         1. Agreement and Plan of Merger (Filed as an Exhibit to the Company's Report on Form 8-K dated July 12, 1996)

         2.       The Gosman CareMatrix Trust dated July 3, 1996


                                      * * *

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                    /s/ Abraham D. Gosman
                                                        ---------------------
                                                        Abraham D. Gosman

Date:  November 29, 1996


















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